July 30, 2013

Via EDGAR

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-34034

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated July 16, 2013, addressed to O.B. Grayson Hall, Jr. regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2012 (the “Filing”). Detailed responses are included in this letter after each question.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 58

Intangible Assets, page 59

1. We note your disclosure on page 60 that you determine the carrying value of equity for each reporting unit from an allocation based upon risk-weighted assets. Please address the following:

July 30, 2013

•

Clarify in further detail the allocation methodology used to determine the carrying value of your reporting units. For example, tell us whether you are using an economic capital approach for this purpose.

Regions’ Response:

Our methodology for the allocation of capital by reporting unit was developed to provide a systematic, repeatable and sustainable process within the context of the Company’s risk management governance and finance and accounting control framework. The Company considered various risk-based approaches, taking into consideration economic and regulatory capital requirements, and concluded the regulatory risk-based capital (RBC) calculation, as established by Federal banking agencies, is the most appropriate method of allocation to utilize. The RBC calculation is built on regulatory risk weightings assigned to each asset category, which Management believes is an appropriate and repeatable method, as regulatory capital and risk weightings are well-defined and considered by market participants when valuing financial institutions.

The Company’s process begins with the specific allocation of assets/ liabilities to each of the Company’s three reportable segments (each a reporting unit): Business Services, Consumer Services, and Wealth Management. In addition to allocating assets/ liabilities to these reporting units, the Company also allocates assets/ liabilities to the Corporate/ Treasury Unit, as this unit is responsible for the corporate management of market and liquidity risk, as well as overall capital management, and therefore holds assets, liabilities and equity. Considering the guidance in ASC 350-20-35-39, the Company performs a subsequent assignment of assets/ liabilities from the Corporate/ Treasury Unit to the individual reporting units based upon their relative use of corporate funding. The resulting assets are then utilized to calculate risk-weighted assets by reporting unit. The risk-weighted assets for each reporting unit are then multiplied by the consolidated Tier 1 Common ratio to arrive at the applicable reporting unit’s allocated Tier 1 Common risk-based equity (i.e., the common equity component of Tier 1 Capital). The determination of Tier 1 Common risk-based equity, when aggregated with the equity associated with each reporting unit’s goodwill, completes the allocation of book equity among reporting units.

•

To the extent the total capital required to support the reporting units’ activities is more or less than the total shareholders’ equity of the company, please tell us how you account for any difference.

Regions’ Response:

The aggregate capital allocated to the three individual reporting units is equal to the total shareholders’ equity of the Company.

•	Tell us the extent to which you review the capital allocations determined for each of your reporting units with your Board of Directors or your banking regulators.

July 30, 2013

Regions’ Response:

The results of the Company’s goodwill impairment testing process are reviewed with senior executive management and with the Audit Committee of the Board of Directors, which includes a review of the capital allocated to each reporting unit (and in the aggregate). On a periodic basis, the Company also provides an overview of goodwill impairment testing, including the capital allocated to our reporting units, to our banking regulators.

•

Tell us in more detail how you are able to ensure the way you derive the fair value of your reporting units is reflective of all of the assets and liabilities that you have determined make up the carrying value of the reporting units through your allocation of the carrying value based upon a risk-weighted asset approach. As part of your response, please address each of your fair value methodologies (discounted cash flows, guideline public company and guideline transaction method), separately.

Regions’ Response:

In connection with the reorganization of its management reporting structure during the third quarter of 2012, the Company engaged and/ or consulted with multiple external advisors and concluded there is no universally accepted approach for allocating bank assets/ liabilities and capital, for purposes of arriving at a fair value of equity for reporting units. However, Management, in conjunction with feedback received from external advisors, considered various approaches, including approaches based upon regulatory capital, economic capital, target market-based pricing and return on capital measures, and other relative risk measures.

The Company’s methodology results in the allocation of assets/ liabilities and capital a market participant would deem necessary for the individual reporting units to operate as a business, including an assignment of assets/ liabilities from the Corporate/ Treasury Unit. The estimated fair value of each reporting unit is determined based upon a blend of estimated values pursuant to a discounted cash flows calculation (the income approach) and two market approaches: the guideline public company method and the guideline transaction method.

Under the income approach, for each reporting unit, the Company utilizes projected net interest income, which is based on a funds transfer pricing (FTP) methodology, plus non-interest income less non-interest expense, loan loss provisions and related income taxes. Those cash flows, which are assigned based on the products and services designated to their respective reporting units, are based on both internal forecasts and economic expectations captured by the Company’s strategic and capital planning processes. The FTP framework is designed to be an allocation of the Company’s actual net interest margin. The Company believes that it is reasonable to utilize those margin calculations when estimating the fair value of the respective reporting units, based on the same framework used for internal management reporting of the Company’s reportable segments. Consistent with the allocation of risk-based capital for the Corporate/ Treasury Unit, income (or loss) assigned to assets/ liabilities in that unit (e.g., due to FTP offset or FTP negative carry borne by the Corporate/ Treasury Unit) is allocated to the individual reporting units so that the entire consolidated net income is assigned to the three reporting units.

July 30, 2013

While the income approach is consistent with the Company’s baseline capital forecasts, which incorporates forward-looking inputs and models from across the organization and estimated sources and uses of capital, the two market approaches are intended to more directly reflect current market and industry data. Market multiples were selected based on the review of asset quality, growth and profitability of the individual reporting units as each relates to its group of peer guideline firms and representative transactions. For the Business Services and Consumer Services reporting units, these multiples are applied to tangible book value – consistent with the reporting unit capital allocation approach described above. Therefore, the fair value is reflective of the net assets allocated to those reporting units. For the Wealth Management reporting unit, these multiples are applied to an annualized average net income – consistent with the discounted cash flow methodology described above. Control premium analysis is also performed in determining appropriate premiums observed in the market, specific to each reporting unit.

When applying the two market approaches, Regions consults with external advisers in the selection of peer guideline firms (and transactions) that are reasonably similar to its individual reporting units. Similarity is assessed in the context of the market in which the peer firm operates, risk profile, size, geography and diversity of products and services. In the selection of guideline transactions, the Company assumes a market participant to be an international or domestic regional financial institution in search of a presence in the Southeast United States with superior asset quality and scale to absorb such a transaction.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management, page 100

2. We note that you have an independent risk assessment and reporting program and your Risk Committee receives management reports on risk quarterly. Please describe the process/structure for reporting breaches in your risk limits, including how the information flows up to the Risk Committee and if such breaches are reported to the Risk Committee other than through these quarterly reports.

Regions’ Response:

At least annually, the Board of Directors approves the Risk Appetite Statement which represents the Board’s desired risk tolerances, and serves as an enterprise-wide guide for making balanced risk decisions in support of our strategic objectives. The Risk Appetite includes quantitative and qualitative thresholds of risk for the Company. Management aggregates risk information from the risk functional groups and lines of business and independently monitors performance against the risk limits set forth in the Risk Appetite Statement. Management also monitors other quantifiable risk indicators against risk thresholds established through policy or by appropriate management committees. On a quarterly basis, this aggregated risk information is reviewed and reported to the Risk Committee of the Board of Directors for adherence to the Risk Appetite and established thresholds.

July 30, 2013

If any metrics aggregated and reported by Management fall outside of the Board approved risk limits (Risk Appetite), or when policy or management-established thresholds are breached, indicating a high level of risk, the risk functional group and/or lines of business provide enhanced documentation regarding their action plans for returning the metric to within the established limit. These action plans are communicated to the Risk Committee through the quarterly Board Risk Committee package. If breaches of risk limits or tolerances are identified between regularly scheduled Risk Committee meetings, the Chief Risk Officer, at his discretion, may communicate those breaches to the Chairman of the Risk Committee and/ or the entire Risk Committee.

Item 8. Financial Statements and Supplementary Data

Note 21. Fair Value Measurements, page 195

3. We note from your table on page 204 that loans, net of unearned income and allowance for loan losses, have a fair value of $64.0 billion compared to a carrying value of $70.6 billion which represents a 9.4% discount to the carrying value. We also note your disclosure on page 141 where you describe the fair value methodology used for the loans. Please address the following:

•

Tell us whether the fair values disclosed on page 204 and described as being based on an “exit price” concept are the same fair values determined for purposes of performing Step 2 of the goodwill impairment test. If not, please describe any differences between the methodologies.

Regions’ Response:

The methodology for determining the fair value of loans for the table on page 204 is the same methodology used to determine fair value for the goodwill impairment test.

•

In determining the fair value of your loan portfolio, you state that loans are categorized by loan type and credit quality. Please describe your process for stratifying loans into categories for fair value measurement and tell us the categories utilized in your methodology.

Regions’ Response:

The loan portfolio is initially stratified into the following general loan types:

1.	Residential First Mortgage (Fixed and Adjustable-Rate Mortgage)
2.	Commercial (C&I, Lines of Credit, Commercial Real Estate Mortgage, and Commercial Real Estate Construction)

July 30, 2013

3.	Home Equity Loans and Lines of Credit and Other Consumer (Auto and Other Consumer).

The initial loan type categories are further stratified based on credit quality. For commercial-type loan categories, performing, subperforming, and non-accrual categories are determined based on a mapping of Regions’ obligor rating system to the Moody’s credit rating system. Loan categories with an equivalent Moody’s credit rating of B+ and higher are considered to be performing loans. Non-accrual loans are specifically designated and aggregated by loan category. The remaining loan categories are considered to be subperforming.

For consumer-type loan categories (except credit cards), non-accrual loans are specifically designated and aggregated by loan category. The remaining loan categories are considered to be performing for cash flow modeling purposes. The probability of default estimates applied to the consumer-type loan categories and utilized in the cash flow model are weighted based on the delinquency composition (current, 1-29 days past due, 30-59 days past due, 60-89 days past due, 90+ days past due) of the categories.

Loans are further segmented by payment type (fixed or variable) and amortization type (interest only or principal & interest) for cash flow modeling purposes.

For credit cards, the portfolio is valued in aggregate and portfolio-level assumptions are utilized to arrive at fair value.

Management discusses valuation assumptions, inputs, and results with representatives from the lines of business, credit risk analytics, and finance, as well as external advisors.

•

We note the discount applied to your loan portfolio based on your disclosures in your Fair Value Measurements footnote over the past few years has decreased from 15.8% in 2008, to 15.6% in 2009, to 10.4% in 2010, to 11% in 2011, and to 9.4% in 2012. Please tell us the factors you consider in the market in order to make this adjustment. Additionally, tell us how you ensure the discount applied is consistent with how an investor would price these portfolios.

Regions’ Response:

Regions computes the estimated fair value of the loan portfolio and then compares that estimated fair value to the carrying amount of loans to derive the reported loan discounts. The carrying amount of loans is disclosed net of unearned income and the allowance for loan losses. Consequently, changes in both the loan fair values, and the allowance for loan losses can cause changes in the reported discount. The information provided in the following paragraphs describes, in more detail, the process used to determine the fair value of loans, which would also include discount rates applied to cash flows in order to determine fair value.

July 30, 2013

For each loan category, the loan discount estimated at each measurement date is primarily driven by the credit assumptions (probability of default (“PD”) and loss given default) and the discount rates. In addition, a liquidity premium is incorporated in the discount rates to account for additional uncertainty and to reflect an exit value premise under ASC 820. Management believes these are the same factors a market participant would consider in pricing the loan portfolio. (See response to subsequent comment for more detail regarding the discount rate selection process.) Overall, we have seen improvement in the credit quality of the loan portfolio and a reduction in interest rates in recent years, which have contributed to the decline in the loan discount over that time period. For example, the US Treasury 5 year rate has decreased approximately 83 basis points between 12/31/08 and 12/31/12.

A component of the improvement in the loan discount is attributable to a reduction in the PDs estimated for the loan categories and an improvement in the loan composition (current vs. non-current) to which the PDs are applied. The PDs estimated for the loan categories are based on a quantitative statistical analysis of Regions’ historical loan performance data, consistent with methods considered by market participants in pricing loan portfolios. As Regions’ loan performance has improved in recent years (as indicated by reductions in nonaccrual, criticized and classified loans and net charge-offs as a percentage of loans), the resulting PDs estimated using the historical loan performance data have declined.

Market origination rates (which are considered in the discount rate selection process discussed below) have also fallen, resulting in an improvement in the interest mark portion of the total loan discount. As an example, market origination rates for most of the loan categories have fallen 50 to 100 basis points since 2011. In addition, improvements in the risk profile of the loan portfolio have also resulted in lower discount rates, as a greater percentage of the loan portfolio has been assigned performing discount rates (vs. subperforming or non-accrual discount rates).

•

Tell us the discount rate used for estimating these loan values and tell us the elements included within the discount rate. Specifically, tell us whether the discount rate includes adjustments for credit, liquidity and other factors, or whether these factors are adjusted based on an on-top adjustment. As part of your response, describe the market information used to determine these factors and tell us the extent to which you differentiate the factors considered by attribute of the portfolio.

Regions’ Response:

The discount rates for the loan categories are estimated using a build-up approach based on the following components: 1) funding cost; 2) servicing cost; and 3) consideration of a liquidity premium. The funding cost estimated for the loans is based on a mix of wholesale borrowing and equity funding consistent with the Company’s use of the capital asset pricing model. Servicing costs are the estimated direct and indirect costs associated with administering the loan contracts. The components are differentiated in the portfolios based on factors such as weighted average remaining term, payment type, and credit quality. The build-up rates are aggregated based on loan type, payment type, and performing status and compared to recent origination market data

July 30, 2013

such as RealtyRates.com and the Federal Reserve for commercial loans and other available market sources for consumer loans. The build-up rates are also compared to calculated weighted average coupon rates for loans in the Regions’ portfolio originated within 90 days of each measurement date. In cases where origination rates are higher than the build-up rates, adjustments are incorporated to reconcile the two data points. Since estimated credit losses are included explicitly within the cash flows, a credit risk component is not included in the discount rates estimated so that credit risk is not double counted in the analysis.

Discount rates are estimated and applied at the detailed loan category level based on each loan category’s characteristics for cash flow modeling purposes. The weighted average of the discount rates applied to the loan categories mentioned above ranged from 4.54% for Commercial to 7.31% for Home Equity Loans and Lines of Credit and Other Consumer at December 31, 2012.

As mentioned above, a liquidity premium is incorporated in the selected discount rates to reflect an exit value premise under ASC 820. The liquidity premiums estimated are based on historical liquidity case studies regarding comparisons of private placement yields to comparable publicly-issued corporate bonds. Based on the liquidity premium range observed from the aforementioned studies, liquidity premiums are estimated by credit quality category as described above (performing, subperforming, and non-accrual). The selected liquidity premiums consider that the Regions’ loan portfolio has a significant concentration of small sized loans in rural areas and also in states with significant declines in real estate values (Georgia and Florida).

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Payments, page 41

4. Please provide more detail regarding the “discretion” the Committee applied toward your performance metrics. Describe the factors considered and the adjustments made that ultimately led to a determination that you achieved a level of performance equal to 140% of your 2012 targets.

Regions’ Response:

The Compensation Committee of the Board of Directors established and weighted major performance components in the areas of profitability, credit and customer service. Additionally, modifiers related to important safety and soundness indicators were included.

In evaluating the Company’s performance at the end of the period, the Compensation Committee reviewed the mathematical results of performance against target for each of the major performance components as detailed on page 43 of the Proxy Statement. This mathematical calculation for achievement was determined by dividing the actual result for each individual performance metric within the component by the target for that metric and then equally weighting each individual performance metric within the performance component.

July 30, 2013

Using this methodology, application of the plan design established at the beginning of the year would have yielded a performance result of 136% of target as detailed below:

		Absolute Performance (Performance vs. Plan)		Relative Performance (Performance vs. Peers)		Total Calculated Performance
Metric	Metric Weighting	Results	Weighting	Results	Weighting	Absolute Performance Results	Relative Performace Results
	(W)	(APR)	(APW)	(RPR)	(RPW)	(W)x(APR)x(APW)	(W)x(RPR)x(RPW)
Profitability	50%	163%	75%	90%	25%	61%	11%

Credit	25%	119%	75%	43%	25%	22%	3%

Customer Service	25%	156%	100%	–	–	39%

						Sum of Results	136%

The Compensation Committee discussed this result in the context of these and other accomplishments during the year as well as the economic climate under which performance occurred. The Compensation Committee noted significant achievement in many of the absolute metrics, particularly those related to profitability which resulted in total shareholder return at the top of the peer group. As a result of these considerations, the Compensation Committee exercised its discretion to round the performance score up from 136% to 140%.

July 30, 2013

*****

Regions acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact me at (205) 264-4174.

Sincerely,

/s/ David J. Turner, Jr.

David J. Turner, Jr.

Chief Financial Officer

cc:	Stephanie Ciboroski
Jim Dunn
Eric Envall
Michael Seaman
SEC, Division of Corporation Finance